EXHIBIT 10.30

Wednesday, June 7, 2017 at 4:18:59 PM Mountain Standard Time

Subject: Re: DAMAR TRUCK BE LINER

Date: Wednesday, June 7, 2017 at 4:17:15 PM Mountain Standard Time

From: David Martin

To: shah@amhsr.com

CC: Harold Hatchett, Ronald Silberstein, Todd Reynold

Shah,

I agree to scale back the payment in full for the purchase of DAMAR Truckdeck in the event you are unable net the full amount of the public offering. For example, if you come 10 percent short, you will pay me 10 percent less of the agreed upon price but will pay me the balance with in a year's time.



David Martin Signature   6/7/17
                                                            Date

_____   _____

Ameri Metro Signature   Date

Dave Martin
Mobile: 303.246.8441
email:***dmartin7564@gmail.com***



From: David Martin <dmartin7564@gmail.com>
Date: Saturday, June 3, 2017 at 9:29 PM
To: "shah@amhsr.com" <shah@amhsr.com>
Cc: Harold Hatchett <harold@amhsr.com>, Ronald Silberstein <ron@amhsr.com>, Todd Reynold <toddreynold@reagan.com>

Subject: Re: DAMAR TRUCK BE LINER

Shah,

Just saw your email below.

I will send you an email tomorrow (Sunday) morning.

Dave

Sent from my iPhone

On Jun 3, 2017, at 7:05 PM, SHAH MATHIAS <shah@amhsr.com> wrote:

> Dave ,
> Thank you very much we will send you a document but the meantime if you can send me an email stating that you'll agree to terms I give you in my email so I can move the S1 forward over the weekend and beginning of the next week be very helpful thank you much.Shah
>
> Sent from Yahoo Mail on Android
>
> On Sat, Jun 3, 2017 at 9:02 PM, Dave Martin
> <dmartin7564@gmail.com> wrote:
>
> > Yes, absolutely!
> >
> > Sent from my iPhone
> >
> > On Jun 3, 2017, at 6:23 PM, SHAH MATHIAS <shah@amhsr.com> wrote:
> >
> > > Hi Dave ,
> > > DAMAR TRUCK BE LINER As we are working to get the s1 completed with SEC. I was asked if you be kind to agree with me for scaling back the payment in full in the even we are unable net the full amount of the offering for example we come 10 percent short we will pay you 10% less of the agree price but will pay you balance with in year time. shah
> > >
> > >
> > >
> > > Shah Mathias
> > > Founder /Merger and Acquisitions /Business Development

www.ameri-metro.com
Penndel Land Co.
(717)434-0668
FAX (717) 326 1118
shahmathias@yahoo.com
shah@penndellandco.com
shah@amhsr.com
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